EXHIBIT 99.6

Founded in 1852 by Sidney Davy Miller	Miller, Canfield, Paddock and Stone, P.L.C. One Michigan Avenue, Suite 900 Lansing, Michigan 48933 TEL (517) 487-2070 FAX (517) 374-6304 www.millercanfield.com

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[                                ], 2014

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Re:                             Consumers 2014 Securitization Funding LLC and Consumers Energy Company Michigan Constitutional Issues

Ladies and Gentlemen:

We have acted as special Michigan counsel to Consumers Energy Company (“Consumers”), an operating electric utility incorporated under the laws of the State of Michigan, in connection with the sale on the date hereof by Consumers to Consumers 2014 Securitization Funding LLC, a Delaware limited liability company (the “Issuer”), of the Securitization Property, as defined in the Sale Agreement referred to below and the issuance by the Issuer of the Securitization Bonds referred to below.

The Transaction

The State of Michigan enacted 2000 PA 142, as amended (“Act 142”) which permits an electric utility to seek approval from the Michigan Public Service Commission (the “MPSC”) to recover certain qualified costs.  The MPSC in its Order in Case No. U-17473 dated December 6, 2013 (the “Financing Order”) established the existence of securitization property in favor of Consumers (the “Securitization Property”) pursuant to the provisions of Act 142.

On the date hereof, Consumers has sold the Securitization Property to the Issuer under the Securitization Property Purchase and Sale Agreement dated [                            ] (the “Sale Agreement”) between Consumers and the Issuer and the related bill of sale dated [                                ].  On the date hereof, the Issuer has issued its Senior Secured Securitization Bonds, Series 2014A (the “Securitization Bonds”) under an Indenture dated [                        ] between the Issuer and The Bank of New York Mellon as Trustee (the “Trustee”), as supplemented by a Series Supplement dated [                          ] between the Issuer and the Trustee (as so supplemented the “Indenture”).  Capitalized terms used and not otherwise defined herein have the meanings set forth in Appendix A to the Sale Agreement.

Facts and Assumptions

In connection with rendering the opinions set forth below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of certain of the Basic Documents and such other documents relating to the transaction as we have deemed necessary or advisable as a basis for such opinion. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such latter documents. In making our examination of documents, we have assumed that the parties to such documents had the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by such parties of such documents, and the validity and binding effect thereof. We have made no independent investigation of the facts referred to herein, and with respect to such facts have relied, for the purpose of rendering this opinion and except as otherwise stated herein, exclusively on the statements contained and matters provided for in the Basic Documents and such other documents relating to the transaction as we deemed advisable, including the factual representations, warranties and covenants contained therein as made by the respective parties thereto.

Opinion Requested

You have requested our opinion as to whether the State of Michigan may repeal or amend Act 142 or take any other action of a legislative character, that substantially impairs the rights of holders of Securitization Bonds (“Securitization Bondholders”), taking into consideration both the Contract Clause and the Takings Clause of the Constitution of the State of Michigan. You have also asked whether Section 10n(2) of Act 142 (“Section 10n(2)”) was validly enacted by the State of Michigan and is valid and enforceable.

Discussion of the State Pledge

Act 142 provides in Section 10n(2):

The state pledges, for the benefit and protection of the financing parties and the electric utility, that it will not take or permit any action that would impair the value of securitization property, reduce or alter, except as allowed under Section 10k(3) [the adjustment provisions], or impair the securitization charges to be imposed, collected, and remitted to the financing parties, until the principal, interest and premium, and any other charges incurred and contracts to be performed in connection with the related securitization bonds have been paid and performed in full. Any party issuing securitization bonds is authorized to include this pledge in any documentation relating to those bonds.

We have assumed for purposes of this opinion that the foregoing pledge has been included in the Securitization Bonds and in the Indenture.

The general rule is that one Legislature cannot bind the hands of a subsequent Legislature. Atlas v Wayne County, 281 Mich 596, 599; 275 NW 507 (1937) (“The presumption is against making a statute irrepealable.”).  However, the Section 10n(2) pledge fits within an exception to the general rule.  As noted by the Michigan Supreme Court in In re Request for Advisory Opinion Regarding Constitutionality of 2011 PA 38, 490 Mich 295; 806 NW2d 683  (2011):

[T]his venerable principle that a legislative body may not bind its successors can be limited in some circumstances because of its tension with the constitutional prohibitions against the impairment of contracts, thus enabling one legislature to contractually bind another.

Id., at 319-20 (emphasis added). See also,  Detroit v Detroit & Howell Plank Road Company, 43 Mich 140, 145 (1880) (“Legislators cannot thus bind the hands of their successors where the elements of contract, concession and consideration do not appear.” (emphasis added)); Gale v Board of Supervisors of Oakland County, 260 Mich 399, 404 (1932) (“Legislative acts, as distinguished from contracts, do not tie the hands of succeeding legislatures”.).

The Legislature by appropriate action does have the authority to enter into a contract on behalf of the State of Michigan.  The Michigan Constitution is not a grant of power to the Legislature as is the United States Constitution, but rather it is a limitation on general legislative power.  In re Brewster Housing Site, 291 Mich 313; 289 NW 493 (1939).  Except as limited by the Michigan Constitution, “the Legislature has general power to contract.”  Advisory Opinion on Constitutionality of 1976 PA 240, 400 Mich 311, 318; 254 NWd 544 (1977).

While there are no cases that precisely replicate the facts in the present case, there are authorities from which one can reasonably conclude that a court would likely find that the Legislature’s actions embodied in Section 10n(2) create a binding contract. According to the Michigan Supreme Court, “ ‘[b]efore a statute . . . should be held to be irrepealable or not subject to amendment, an intent not to repeal or amend must be so directly and unmistakably expressed as to leave no reason for doubt.’ “ In re Request for Advisory Opinion Regarding Constitutionality of 2011 PA 38, at 320-21. The Court went on to state that language creating an expression of actual intent, such as a covenant not to amend, is necessary to contractually bind future legislatures. In this case, the language used in Section 10n(2), pledging not to impair the value of the securitization property or the securitization charges,  demonstrates such an “unmistakably expressed” intent to bind future legislatures.

Moreover, there is consideration flowing to the State of Michigan, which receives the benefit of open access for electric utility customers and an overall reduction in residential electric utility rates that the provisions of Act 142 will facilitate.  A similar situation arose in Detroit & Howell Plank Road Company, supra, where the Michigan Supreme Court found that 1879 legislation authorizing the City of Detroit to compel a corporation to remove its toll gate was unconstitutional because it constituted a reduction of tolls otherwise prohibited by the Plank-Road Act for a period of 60 years beginning in 1848.   The Court’s ruling was based on its finding that the Plank-Road Act included a binding pledge of the State of Michigan not to reduce tolls which amounted to a contract with the corporation that constructed the plank road.   The Court in this case recognized that the State of Michigan received a general benefit for the public welfare in having the road constructed by a private company and refused to grant mandamus to enforce the new legislation which would impair rights created by contract.  See also, Pingree v Michigan Central Rail Company, 118 Mich 314; 76 NW 636 (1898).  Given the express pledge by the State of Michigan contained in Act 142 and the existence of consideration to the State in the form of general public benefit, it is reasonable to conclude that the pledge contained in Section 10n(2) is intended to and does create a valid agreement of the State of Michigan which binds future legislatures to that agreement.

Discussion of the Contract Clause

The Contract Clause of the Michigan Constitution of 1963, Article 1, Section 10, provides: “No bill of attainder, ex post facto law or law impairing the obligation of contract shall be enacted.” The Contract Clause of the Michigan Constitution is coterminous with the Contract Clause of the United States Constitution, Article I, Section 10, which provides that “no State shall . . . pass any . . . Law impairing the Obligation of Contracts.” The Michigan Contract Clause is “substantially identical to the federal constitution” and is “not interpreted more expansively than its federal counterpart.” Attorney General v Michigan Public Service Commission, 249 Mich App 424, 434; 642 NW2d 691 (2002) (citing In re Certified Question, 447 Mich 765; 527 NW2d 468 (1994)). Both the State and federal Contract Clause provide protection for contractual obligations from impairment by enactment of State law. Campbell v Michigan Judges Retirement Bd, 378 Mich 169, 180; 143 NW2d 755, 757 (1966) (“Michigan Constitution of 1908, Article II, § 9, followed by Michigan Constitution of 1963, Article I, § 10, and Article I, § 10, of the United States Constitution, prohibit the impairment by State law of the obligation of a contract.  Vested rights acquired under contract may not be destroyed by subsequent State legislation or even by an amendment of the State Constitution.”).

The United States Supreme Court has concluded that a legislative covenant made in a state statute can constitute a contractual obligation of the state: “The intent to make a contract is clear from the statutory language: ‘The 2 States covenant and agree with .... the holders of any affected bonds...’ 1962 NJ Laws, c. 8, s 6.” United States Trust Co v New Jersey, 431 US 1, 18 (1977).  The Court went on to state in that case that “in return for their promise, the States received the benefit they bargained for: public marketability of Port Authority bonds to finance construction of the World Trade Center and acquisition of the Hudson & Manhattan Railroad.  We therefore have no doubt that the 1962 covenant has been properly characterized as a contractual obligation of the two States.”

Similarly, the Michigan Supreme Court has made it clear that, if the intent to contract is clearly expressed, a statute can create contractual rights protected by the Contract Clause of the Michigan Constitution.  In re Certified Question, supra, at 778  (“As a general rule, vested rights are not created by a statute that is later revoked or modified by the Legislature if ‘the Legislature did not covenant not to amend the legislation.’ Franks v White Pine Copper Div, 422 Mich 636, 654; 375 NW2d 715 (1985). Yet, a statute can create a contract if the language and circumstances demonstrate a clear expression of legislative intent to create private rights of a contractual nature enforceable against the state.”); Nichols v Williams, 338 Mich 617, 622; 62 NW2d 103 (1954) (“Nevertheless, it is established that a legislative enactment may contain provisions which, when accepted as the basis of action by individuals, become contracts between them and the State or its subdivisions within the protection of Article 1, § 10...”, quoting from Gruen v State Tax Commission, 35 Wash 2d 1; 211 P2d 651, 681(1949); Ziegler v Witherspoon, 331 Mich 337, 353; 49 NW2d 318, 327 (1951) (“[B]ondholders are protected against subsequent legislation that will impair the contractual obligation evidenced by the bond.”).  The Ziegler case involved the sale of bonds to construct a freeway system in southeast Michigan.  The statute authorizing the bonds, 1950 PA 22, authorized the State and local governments to make an irrevocable pledge of sufficient funds to pay the bonds.  When the plaintiff contended that the pledge was revocable by “subsequent legislation, or by constitutional amendment…”, id. at 352, the Michigan Supreme Court disagreed, noting that:

It is well settled that a State may disable itself by contract from exercising its taxing power in particular cases.  It is equally clear that where a State has authorized a municipal corporation to contract and to exercise the power of local taxation to the extent necessary to meet its engagements, the power thus given cannot be withdrawn until the contract is satisfied.

Id. at 353-354, quoting from Von Hoffman v City of Quincy, 71 US 535 (1867).

Section 10j of Act 142 provides a “clear expression of legislative intent to create private rights of a contractual nature” stating that:

Securitization property shall constitute a present property right even though the imposition and collection of securitization charges depends on the further acts of the electric utility or others that have not yet occurred. The rights of an electric utility to securitization property before its sale to any assignee shall be considered a property interest in a contract. The financing order shall remain in effect and the securitization property shall continue to exist until the commission approved securitization bonds and expenses related to the bonds have been paid in full.

Furthermore, Act 142 contains a pledge in Section 10n(2) which as previously discussed indicates the intent of the Legislature to create contract rights for the benefit of financing parties as defined in Act 142.

A “financing party” is defined in Section 10h(e) of Act 142 as “a holder of securitization bonds, including trustees, collateral agents, and other persons acting for the benefit of the holder.”  The language contained in these provisions of Act 142 demonstrates the clear intent of the Legislature to create contractual rights for the benefit of holders of Securitization Bonds .

In Studier v Michigan Pubic School Employees’ Retirement Board, 472 Mich 642; 698 NW2d 350 (2005) the Michigan Supreme Court considered an impairment of contract claim brought by retirees receiving health care benefits from the Michigan Public School Employees Retirement System following a change in state law requiring increases in deductibles for health care coverage and increased copayment for prescription medications.  The Michigan Supreme Court found that no impairment of contract occurred by these actions because a lack of showing that the Legislature intended to be contractually bound by the provisions of the legislation creating these benefits, stating:

The plaintiffs in this case have failed to overcome the strong presumption that the Legislature did not intend to surrender its legislative powers by entering into a contractual agreement to provide retirement health care benefits to public school employees when it enacted MCL 38.1391(1).  Nowhere in MCL 38.1391(1), or in the rest of the statute, did the Legislature provide for a written contract on behalf of the state of Michigan or even use terms typically associated with contractual relationships, such as “contract,” “covenant,” or “vested rights.”  Had the Legislature intended to surrender its legislative powers through the creation of contractual rights, it would have expressly done so by employing such terms.

Id., at 663, 664.

The Michigan Supreme Court in a footnote in Studier, id., at 664 provided examples of how the Legislature can appropriately bind the State in a contract by referring to language in existing legislation where contract rights were created saying:

It is clear that the Legislature can use such nomenclature when it wishes to.  For instance, when enacting 1982 PA 259, which requires the state treasurer to pay the principal of and interest on all state obligations, the Legislature provided in MCL 12.64:  “This act shall be deemed a contract with the holders from time to time of obligations of this state.”  (Emphasis added.)  Similarly, when enacting the State Housing Development Authority Act, 1966 PA 346, the Legislature provided in MCL 125.1434:  “The state pledges and agrees with the holders of any notes or bonds issued under this act, that the state will not limit or alter the rights vested in the authority to fulfill the terms of any agreements made with the holders thereof, or in any way impair the rights and remedies of the holders until the notes or bonds, together with the interest thereon, with interest on any unpaid installments of interest, and all costs and expenses in connection with any action or proceeding by or on behalf of such holders, are fully met and discharged.  The authority is authorized to include this pledge and agreement of the state in any agreement with the holders of such notes or bonds.”  (Emphasis added.)

The approach taken by the Legislature in creating rights for the holders of securitization bonds in Act 142 is similar to that taken by the Legislature in creating contract rights for holders of bonds issued by the State Housing Development Authority.  Both Act 142 and the State Housing Development Authority Act provide a specific “state pledge” and authorization for that pledge to be included in agreements with bondholders.

However, neither the United States Contract Clause nor the Michigan Contract Clause are a complete bar to legislative enactments that have the effect or consequence of altering contractual obligations. See First Nat. Bank of Chicago v Dept. of Treasury, 280 Mich App 571, 760 NW2d 775 (2008) (rev’d on other grounds 485 Mich 980, 774 NW2dd 912 (2009)) (“The Contracts Clause prohibition against any state law that impairs the obligations of contract is not absolute and must be ‘accommodated to the inherent police power of the State to safeguard the vital interest of its people.’ quoting from Romein v. Gen. Motors Corp., 436 Mich 515, 534, 462 NW2d 555 (1990).). The court begins with the presumption that the statute in question is constitutional, and the burden is on the plaintiff to prove it is unconstitutional. Wells Fargo Bank, NA v. Cherryland Mall Ltd Partnership, 300 Mich App 361, 835 NW2d 593 (2013); Wayne County Board of Commissioners v Wayne County Airport Authority, 253 Mich App 144, 163 (2002). The Michigan Supreme Court has stated, “Under modern Contract Clause analysis, a balancing approach has been adopted by the courts, weighing the degree of the impairment of the contractual rights and obligations of the parties against the justification for the impairment as an act of the state’s police power to implement legislation for a legitimate public purpose. Michigan courts have followed this lead.”  Blue Cross and Blue Shield of Michigan v. Milliken, 42 Mich 1, 20; 367 NW2d 1 (1985).

The Michigan Supreme Court described this balancing test as follows:

The federal balancing approach has been adopted by our Court for purposes of adjudicating state Contract Clause claims as well as federal Contract Clause claims. See Van Slooten v Larsen , supra ; Metropolitan Funeral System Ass’n v Ins Comm’r , supra . Thus, in scrutinizing Contract Clause claims under the state and federal constitutions, the aforementioned cases establish the following standard:

1—The first inquiry is “whether the state law has, in fact, operated as a substantial impairment of a contractual relationship” (emphasis added). Allied Structural Steel Co v Spannaus , 438 US 244; 98 S Ct 2722.

2—A critical factor to be considered in determining the extent of the impairment is “whether the industry the complaining party has entered has been regulated in the past.” Energy Reserves, supra .

3—If the impairment is minimal, then there is no unconstitutional impairment of contract and our inquiry may end at this step.

4—If, however, the impairment is severe, then there are two further inquiries, both of which must be affirmatively shown to justify the legislative impairment:

a) Is there a significant and legitimate public purpose behind the regulation, and

b) If there is a legitimate public purpose, are the means adopted to implement the legislation reasonably related to the public purpose?

Blue Cross and Blue Shield of Michigan at 422 Mich 22-23; see also Van Slooten v Larsen , 86 Mich App 437, 450; 272 NW2d 675, 680 (1978) (“In each case where there is an alleged impairment of the obligation of contract, the state’s economic interests and sovereign right to protect the general welfare of the people must be balanced against the constitutional limitation.”)

Only one case has addressed the issue of impairment of contract in relation to Act 142.  In Consumers Energy Co v Michigan Public Service Commission, 268 Mich App 171; 707 NW 2d 633 (2005), Consumers filed a claim against the MPSC, alleging that an MPSC order giving credits to customers who selected an alternative supplier to offset securitization charges impaired Consumers’ contract with securitization bondholders. More specifically, it alleged that the MPSC order violated Section 10n(2) of Act. 142.  Id. at 185-86. The Court held that, because the credits were refunding from excess securitization savings, the order of the MPSC did not “impair the imposition, collection, or remitting of securitization funds and, accordingly, does not violate M.C.L. § 460.10n(2).” Id. at 186.  In reaching this conclusion, the Court noted that “despite this offset, securitization charges are collected from ROA [retail open access] customers and used for securitization purposes, but then ROA customers are in effect credited or refunded the same amount from another source, i.e., excess securitization savings.” Id . at 186.  It is worth noting that neither party in this case challenged the validity of the Section 10n(2) pledge that existed in this prior securitization financing under Act 142.

Conclusion

There is no way to predict how a future court will react to a specific challenge brought to Section 10n(2) under state law.  However, based on and subject to the foregoing, as well as the further qualification that there is no definitive judicial authority confirming the correctness of the analysis discussed above, we are of the opinion that Section 10n(2) was validly enacted and is enforceable as a contractual obligation of the State of Michigan while the Securitization Bonds remain outstanding.

We have considered existing case law, concerning the application of the Contract Clause of the Michigan Constitution to legislation which reduces or eliminates taxes, public charges or other sources of revenues which support bonds issued by public instrumentalities or private issuers, or which otherwise reduces or eliminates security for bonds. Based on interpretation of existing case law, in our opinion, under the Contract Clause of the Michigan Constitution, any attempt by the State of Michigan, including the MPSC, to take any action of a legislative character, including, but not limited to, repeal or amendment of Act 142 or the Financing Order (including repeal or amendment by voter initiative pursuant to Article 2, Section 9 of the Michigan Constitution), that substantially impairs the value of the Securitization Property, or substantially reduces, alters or impairs the Securitization Charges (as described in the Financing Order) to be imposed, collected, and remitted to the Issuer (except as allowed under the adjustment provisions authorized in Section 10k(3) of Act 142), if such action violates the pledge contained in Section 10n(2) or would substantially impair the rights vested in the Securitization Bondholders by the Financing Order, would not be upheld by a court properly briefed, exercising reasonable judgment after full consideration of all relevant factors, unless that action is a reasonable exercise of the State of Michigan’s sovereign powers involving a significant and legitimate public purpose and of a character reasonable and appropriate to the public purpose justifying this action.

Discussion of the Takings Clause

The Michigan Constitution contains in Article 10, Section 2, a prohibition against takings without just compensation: “Private property shall not be taken for public use without just compensation therefor being first made or secured in a manner prescribed by law.”  This provision of the Michigan Constitution was amended in 2006 to further restrict the circumstances under which the State of Michigan can take private property for public use.  The amendment added a definition to this section of the term “public use” which provides:

“Public use” does not include the taking of private property for transfer to a private entity for the purpose of economic development or enhancement of tax revenues.  Private property otherwise may be taken for reasons of public use as that term is understood on the effective date of the amendment to this constitution that added this paragraph.”

This provision of the Michigan Constitution (the “Michigan Takings Clause”) provides protection from the taking of private property similar to the protection provided by the United States Constitution. The Fifth Amendment of the United States Constitution states, “nor shall private property be taken for public use, without just compensation.” The Fifth Amendment is made applicable to state action via the Fourteenth Amendment. Palazzolo v Rhode Island, 533 US 606 (2001); Webb’s Fabulous Pharmacies v Beckwith, 449 US 155 (1980); Keystone Bituminous Coal Ass’n v DeBenedictis, 480 US 470 (1987).  Because Michigan Courts frequently rely on federal court precedent in deciding cases under the Michigan Takings Clause our analysis encompasses a review of these federal court cases.

The Fifth Amendment protection of the United States Constitution referred to above (the “US Takings Clause”) covers both tangible and intangible property, including contract and lien rights.  Ruckelshaus v Monsanto, 467 US 986 (1984); Armstrong v US, 364 US 40, 48 (1960). In fact, the federal courts have stated:

When the Government and private parties Contract . . ., the private party usually acquires an intangible property interest within the meaning of the Takings Clause in the contract. The express rights under this contract are just as concrete as the inherent rights arising from ownership of real property, personal property, or an actual sum of money.

Adams v United States, 391 F3d 1212, 1221-22 (Fed. Cir. 2004). See also, Lynch v US, 292 US 571, 579 (1934) (“The Fifth Amendment commands that property be not taken without making just compensation. Valid contracts are property whether the obligor be a private individual, a municipality, a state, or the United States.”). However, “the fact that legislation disregards or destroys existing contractual rights does not always transform the regulation into an illegal taking. . . . This is not to say that contractual rights are never property rights or that the Government may always take them for its own benefit without compensation.” Connolly v Pension Benefit Guaranty Corp, 475 US 211, 223-24 (1986).

We are not aware of any case law which definitively addresses the applicability of the MichiganTakings Clause in the context of the proper exercise by the State of Michigan of its police power to abrogate or impair contracts otherwise binding on the State.  One Michigan Court of Appeals case suggests that the taking of such a contract by the State of Michigan would require payment of just compensation.  In this case, Petition of Mackie, 5 Mich App 572, 577; 147 NW2d 441, (1967), the Court of Appeals affirmed the decision of the trial court, and quoted the following with apparent approval, from the trial court’s opinion:

With respect to this matter I charge you that such a contractual right, that is, an agreement arising from a contract whereby a person or the State of Michigan agrees to do something, or agrees to perform future benefit of certain property owners, or for the benefit of a piece of property, can not be taken without awarding just compensation in exchange therefor.

When contract rights are taken for public use, there is a constitutional right to compensation in the same manner as when other property rights are taken.  In other words, the State may, if it sees fit, rescind its contract, but it can do so only by the exercise of the power of Eminent Domain, and such rescission or failure by the State to act in the manner called for by the contract is a taking of property in the constitutional sense, and for such taking the State is obliged to pay an award for damages for compensation for the breach of contract.

Now the proper method of awarding compensation for such a taking would be the cost of doing those things which the State by contract had agreed to do.

The idea that the “property” which can be the subject of a takings claim could be contract rights is also suggested in the Michigan Court of Appeals case of Charles Murphy MD, PC v City of Detroit, 201 Mich App 54; 506 NW2d 5 (1993):

Both our state and federal constitutions provide that private property may not be taken for public use without just compensation.  U.S. Const., Am. V;  Const. 1963, art. 10, § 2.  “Property” embraces everything over which a person may have a right to exclusive control or dominion.  Rassner v Federal Collateral Society, Inc, 299 Mich 206, 213-214; 300 NW 45 (1941); People v McKendrick, 188 Mich App 128, 136; 468 NW2d 903 (1991).

Id. at 55-56 (emphasis added).  Given the clear rulings of the federal courts that a governmental “taking” of contract rights is compensable, and in view of the Mackie and Charles Murphy cases, we believe a Michigan Court would conclude that the contract rights created by Act 142 between the State of Michigan and the Securitization Bondholders would be the type of “property” that can be protected by the Michigan Takings Clause.

Challenges to legislation pursuant to the US Takings Clause do not follow any set formula, but instead rely “on ad hoc, factual inquiries into the circumstances of each particular case.” Connolly, supra, at 224 (citing Monsanto, supra, at 1005). Until recently, federal courts relied heavily on a set of three factors in determining whether there was a regulatory taking. However, the Supreme Court has since discouraged the use of any specific factors, returning the focus of the decision to the concepts of “fairness and justice.” See, Tahoe-Sierra Preservation Council, Inc. v Tahoe Regional Planning Agency, 535 US 302, 335-36 (2002); Palazollo, supra, at 636 (O’Connor, J. concurring); Bass Enterprises Production Co v US, 381 F3d 1360 (2004). Previously, courts focused on the following three factors: (i) the character of the governmental action; (ii) the economic impact of the regulation on the claimant; and (iii) the extent to which the regulation has interfered with distinct investment-backed expectations.  Penn Central, 438 US 104, 124 (1978); Monsanto, supra. Though the Supreme Court has moved away from designating any set factors for the determination of a taking, these factors are likely to still be considered relevant in determining whether “fairness and justice” are present. See Palazollo, supra, at 633-34 (“We have ‘identified several factors that have particular significance’ in these ‘essentially ad hoc, factual inquiries.’ Two such factors are ‘[t]he economic impact of the regulation on the claimant and, particularly the extent to which the regulation has interfered with distinctive investment backed expectations.” (citations omitted)). Therefore, it is important to note that, while these three factors have frequently been discussed in association with a US Takings Clause challenge, the courts will also take into consideration all relevant circumstances.

The Michigan courts have followed a similar analysis when determining whether a compensable taking has occurred.  As noted by the Charles Murphy court:

A “taking” for purposes of inverse condemnation means that government action has permanently deprived the property owner of any possession or use of the property.  Jack Loeks Theatres, Inc v

Kentwood, 189 Mich App 603, 608; 474 NW2d 140 (1991), modified in part 439 Mich 968; 483 NW2d 365 (1992). While there is no exact formula to establish a de facto taking, there must be some action by the government specifically directed toward the plaintiff’s property that has the effect of limiting the use of the property.  “[T]he form, intensity, and deliberateness of the governmental actions toward the injured party’s property must be examined.” (citation omitted).

Id. at 56. See also, Wiggins v City of Burton 291 Mich App 532, 571, 805 NW2d 517 (2011) (“‘[n]o precise formula exists’ for determining whether a governmental invasion or intrusion constitutes a taking of private property.” quoting Hinojosa v Dept of Natural Resources, 263 Mich App 537, 548, 688 NW2d 55 (2004)).

Though the Michigan courts have generally held that no precise formula exists for determining if there has been a taking, the court in Chelsea Investment Group LLC v City of Chelsea, 288 Mich App 239, 261-62 (2010) required regulatory taking claims to satisfy the three-factor balancing test set out by the United States Supreme Court in Penn Central, supra, as noted above. Other courts have held that the plaintiff is required to “prove a causal connection between the government’s action and the alleged damages.” Hinojosa, supra, at 549. Furthermore, an “uncompensated taking claim” requires a vested property right to be affected. Attorney General, 294 Mich App at 436. “To constitute a vested right, the interest must be ‘something more than such a mere expectation as may be based upon an anticipated continuance of the present general laws; it must have become a title, legal or equitable, to the present or future enjoyment of property.’”  (quoting Minty v Bd of State Auditors, 336 Mich. 370, 390 (1953) (quoting 2 Cooley, Constitutional Limitations (8th ed.) at 749)).

Based on the discussion in the above contracts section, the right to the Securitization Property would be vested. Thus, the outcome of any claim that interference by the State of Michigan with the value of the Securitization Property without just compensation is unconstitutional, would likely depend on factors such as the State interest furthered by that interference and the extent of financial loss to Securitization Bondholders caused by that interference. These two factors depend in large part on the nature of the governmental action which is being challenged, and therefore, it is difficult to assess at this juncture, before such action has occurred, whether or not such action would run afoul of the Michigan Takings Clause.

Conclusion

Based on our interpretation of existing case law, in our opinion, under the Michigan Takings Clause, any attempt by the State of Michigan, including the MPSC, to repeal or amend Act 142 or the Financing Order (including repeal or amendment by voter initiative pursuant to Article 2, Section 9 of the Michigan Constitution) or take any other action in contravention of the pledge contained in Section 10n(2) of Act 142 without paying just compensation to the Securitization Bondholders, as determined by a court of competent jurisdiction, if such action would constitute a permanent appropriation of a substantial property interest of the Securitization Bondholders in the Securitization Property and deprive the Securitization Bondholders of their reasonable expectations arising from their investments in the Securitization Bonds, would not be upheld by a court properly briefed, exercising reasonable judgment after full consideration of all relevant factors.  There is no assurance, however, that, even if a court were to award just compensation, it would be sufficient to pay the full amount of principal of and interest on the Securitization Bonds.

General Matters

The opinions expressed above are not intended to be a guaranty or a prediction with certainty as to what a particular court would actually hold, but an opinion as to the decision a court would reach if the issue were properly presented to it and the court followed what we believe to be the applicable legal principles that exist on the date of this opinion. We note that a court’s decision regarding matters upon which we opine in this letter would be based on the court’s own analysis and interpretation of the factual evidence before the court and of applicable legal principles.  Moreover, there can be no assurance that a repeal of or amendment to Act 142 will not be sought or adopted or that any action by the State of Michigan may not occur, any of which might constitute a violation of the State of Michigan’s pledge to the Securitization Bondholders, although no such action has been taken in the thirteen years since securitization bonds were first issued under the provisions of Act 142.  Given the lack of judicial precedent directly on point, and the novelty of the security for the Securitization Bondholders, the outcome of any litigation cannot be predicted with certainty.  In the event of any State legislation which adversely impacts the rights of Securitization Bondholders, costly and time-consuming litigation might ensue that would have the potential to adversely affect, at least temporarily, the price and liquidity of the Securitization Bonds.

The foregoing opinion is expressly subject to there being no material change in the law, and there being no additional facts which would materially affect the assumptions set forth herein.  We do not undertake to supplement this opinion with respect to factual matters or changes in the law (whether constitutional, statutory or judicial) which may hereafter occur.  This letter does not address and contains no United States federal tax advice and may not be relied upon for purposes of avoiding United States federal tax penalties.

While a copy of this letter may be posted to an internet website required under Rule 17g-5 under the Securities and Exchange Act of 1934 and maintained by Consumers solely for the purpose of complying with such rule, this letter is being furnished to you by us as special Michigan counsel to Consumers solely for your benefit in connection with the issuance of the Securitization Bonds by the Issuer and may not to be used, circulated, quoted, relied upon or otherwise referred to for any other purpose or by any other person without our prior express written consent.

Very truly yours,

[Schedule I]

Consumers Energy Company

One Energy Plaza

Jackson, MI  49201

Consumers 2014 Securitization Funding LLC

One Energy Plaza

Jackson, MI  49201

Citigroup Global Markets Inc.
Goldman Sachs & Co.

c/o Citigroup Global Markets Inc.

390 Greenwich Street
New York, New York 10013

As Representatives of the several Underwriters

The Bank of New York Mellon,

as Trustee

101 Barclay Street 7W

New York, NY 10286

Moody’s Investors Service

7 World Trade Center at 250 Greenwich Street

New York, NY 10007

Standard & Poor’s Ratings Services

55 Water Street, 41st Floor

New York, NY 10041